

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2015

James Cassidy
President
Black Grotto Acquisition Corporation, et al.
215 Apolena Avenue
Newport Beach, California 92662

>   **Re: Black Grotto Acquisition Corp**
>   **Registration Statement on Form 10**
>   **Filed on March 2, 2015**
>   **File No. 000-55385**
>
>   **Brown Grotto Acquisition Corp**
>   **Filed on March 2, 2015**
>   **File No. 000-55386**
>
>   **Red Grotto Acquisition Corp**
>   **Filed on March 2, 2015**
>   **File No. 000-55387**
>
>   **Yellow Grotto Acquisition Corp**
>   **Filed on March 2, 2015**
>   **File No. 000-55388**
>
>   **Purple Grotto Acquisition Corp**
>   **Filed on March 2, 2015**
>   **File No. 000-55389**
>
>   **Noche Grotto Acquisition Corp**
>   **Filed on March 3, 2015**
>   **File No. 000-55390**
>
>   **White Grotto Acquisition Corporation**
>   **Filed on March 3, 2015**
>   **File No. 000-55391**

Dear Mr. Cassidy:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor

cc: Lee Cassidy, Esq.
        Cassidy & Associates